UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 14F-1

                        INFORMATION STATEMENT
                   PURSUANT TO SECTION 14(f) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14f-1 THEREUNDER


                   UNIVERSAL EQUITY PARTNERS, INC.
                   -------------------------------
                     (Exact name of registrant as
                 specified in its corporate charter)



                               0-32583
                               -------
                         Commission File No.



               DELAWARE                        23-3075816
               --------                        ----------
       (State of Incorporation)               (IRS Employer
                                           Identification No.)

                   1422 Chestnut Street, Suite 410
                       Philadelphia, PA 19102
                       ----------------------
               (Address of principal executive offices)


                            (215) 564-9484
                            --------------
                     (Issuer's telephone number)



                   UNIVERSAL EQUITY PARTNERS, INC.

                  INFORMATION STATEMENT PURSUANT TO
                   SECTION 14(f) OF THE SECURITIES
            EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

     This Information Statement is being delivered on or about January 11, 2002 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Universal Equity Partners, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of a new member to the Company's Board of Directors (the "Board").

     On January 7, 2002, Dotcom Internet Ventures Ltd., a Delaware corporation, the majority shareholder of the Company entered into a Stock Purchase Agreement (the "Agreement") with Angoeo, Inc. a
Florida corporation, which results in a restructuring of the Company's management, Board, and ownership.

     Pursuant to the terms of the Agreement, on January 14, 2001 Dotcom Internet Ventures Ltd. will sell 4,750,000 shares of the Company, representing at that time 95% of the outstanding Common Stock, to Angoeo, Inc. As consideration for the purchase of the shares, Angoeo, Inc. will pay the sum of $25,000 cash.

     On January 14, 2002, in accordance with the Agreement, Mr. William Tay will resign as the sole director and officer and appoint George Wainer as the sole director of the Company. Mr. Wainer will not take office until 10 days after this Information Statement is mailed or delivered to all Company stockholders in compliance with Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company
--------------------------------

     On January 11, 2002, there were 5,000,000 shares of Common
Stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the stockholders.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------

     The following table sets forth, as of January 11, 2002, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

                                             Amount and
                                              Nature of
                  Name and Address of        Beneficial    Percent
Title of Class    Beneficial Owner (1)       Ownership     of Class
--------------    --------------------       ----------    --------

Common Stock      Ana Claudia Garber (2)     4,750,000       95%
                  1666 NE 194 Street
                  N. Miami Beach, FL 33179

Common Stock      Angoeo, Inc.               4,750,000       95%
                  1666 NE 194 Street
                  N. Miami Beach, FL 33179

Common Stock      William Tay (3)              250,000        5%
                  1422 Chestnut Street
                  Suite 410
                  Philadelphia, PA 19102

Common Stock      Dotcom Internet Ventures     250,000        5%
                  Ltd.
                  1422 Chestnut Street
                  Suite 410
                  Philadelphia, PA 19102

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting investment power or has the power to acquire such beneficial ownership within 60 days. Accordingly, the numbers assume a closing has occurred.

(2) Ana Claudia Garber is the sole officer, director and stockholder of Angoeo, Inc. and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

(3) William Tay is currently the sole officer, director and stockholder of Dotcom Internet Ventures Ltd. and may be deemed the beneficial owner of the shares of the Company's Common Stock owned by it.

Change in Control
-----------------

     On January 14, 2002, Angoeo, Inc. will acquire 4,750,000 shares from Dotcom Internet Ventures Ltd. in a private transaction. As the controlling stockholder of Angoeo, Inc., Ana Claudia Garber will become the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended. Simultaneously with this transaction, Mr. William Tay resigned as an officer and director and appointed George Wainer to the Board and which appointment is effective 10 days after mailing of this Information Statement. George Wainer also was appointed as President, Secretary and Treasurer of the Company.

     Prior to the sale, the Company had 5,000,000 shares of Common Stock outstanding.

DIRECTORS AND EXECUTIVE OFFICERS

Legal Proceedings
-----------------

     The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Directors and Executive Officers
--------------------------------

     The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.


Name                Age       Position(s)
-------------       ---       -----------------------------------
George Wainer       44        President, Secretary, Treasurer and
                              Director

     Since 1994, Mr. George Wainer has been the general manager for Vista South America, Inc. a Miami, Florida based travel agency specializing in the South American and corporate markets. Mr. Wainer has over 20 years of experience in business management, particularly in the travel and tourism business.

Certain Relationships and Related Transactions
----------------------------------------------

Not applicable

Compliance with Section 16(a) of the Securities Exchange Act of 1934
--------------------------------------------------------------------

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     To the Company's knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors
--------------------------------

     The Company currently does not pay any cash salaries to any officers or directors.

Summary Compensation Table
--------------------------

     The Summary Compensation Table shows certain compensation information for services rendered in all capacities for the fiscal year ended December 31, 2001. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.


                      SUMMARY COMPENSATION TABLE

                         Annual Paid Compensation                        Long Term Compensation
                         -------------------------                      ------------------------
                                                                    Awards                              Payouts
                                                                    --------------------------------------------

                                                           OTHER         RESTRICTED    SECURITIES              ALL
                                                           ANNUAL         STOCK        UNDERLYING     LTIP     OTHER
                               SALARY             BONUS  COMPENSATION     AWARDS        OPTIONS     PAYOUTS   COMPENSATION
                    YEAR         ($)               ($)      ($)             ($)         SARS (#)      ($)        ($)
NAME AND
PRINCIPAL
POSITION
-----------------------------------------------------------------------------------------------------------------------------

William Tay          2001       -0-                -0-      -0-             -0-           -0-          -0-       -0-
(President,         (12/31)
 Treasurer,
 Secretary)


                                               OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                                       (INDIVIDUAL GRANTS)


                              NUMBER OF SECURITIES      PERCENT OF TOTAL
                                 UNDERLYING            OPTIONS/SAR'S GRANTED
                               OPTIONS/SAR'S           TO EMPLOYEES IN FISCAL   EXERCISE OF BASE PRICE
NAME                             GRANTED (#)              YEAR                    ($/SH)                  EXPIRATION DATE
--------------------------------------------------------------------------------------------------------------------------
William Tay                          None                     N/A                     N/A                       N/A

                                        AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                               AND FY-END OPTION/SAR VALUES



                                                                                               Value of Unexercised In
                                                                     Number of Unexercised      The-Money Option/SARs
                         Shares Acquired                             Securities Underlying       At FY-End ($)
                              On                  Value             Options/SARs At Fy-End (#) Exercisable/Unexercisable
Name                        Exercise (#)          Realized ($)      Exercisable/Unexercisable
-------------------------------------------------------------------------------------------------------------------------
William Tay                   N/A                    N/A                         None                       N/A




Dated:  January 11, 2002                By order of the Board of
                                        Directors

                                        /s/ William Tay
                                        ------------------------
                                        William Tay
                                        President